

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

June 7, 2017

Haim Siboni
Chief Executive Officer
Foresight Autonomous Holdings Ltd.
3 Golda Meir
Ness Ziona
7414001 Israel

      **Re:**    **Foresight Autonomous Holdings Ltd.**
              **Registration Statement on Form 20-F**
              **Filed May 11, 2017**
              **File No. 001-38094**

Dear Mr. Siboni:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Barbara C. Jacobs

                    Barbara C. Jacobs
                    Assistant Director
                    Office of Information
                    Technologies and Services

cc:    David Huberman, Esq.
        Zysman, Aharoni, Gayer & Co.